FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 5, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES AGREEMENT TO PURCHASE GOLAN TELECOM

Netanya, Israel –November 5, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that the Company entered an agreement (the “Agreement” with Golan Telecom Ltd., or Golan, and its shareholders for the purchase of 100% of the shares of Golan, an Israeli cellular operator, for the sum of NIS 1.17 billion ("Purchase Price").

Golan is one of the four other Mobile Network Operators ("MNO") operating in Israel in addition to Cellcom Israel. It launched operations in 2012 with a strong brand recognized for low-cost services, and primarily provides cellular services to approximately 900,000 customers (as of November 2015), with a comparatively low churn. Golan is expected to end 2015 with total revenues exceeding NIS 500 million1.

The Purchase Price represents an Enterprise Value, or EV2 of NIS 1 billion for Golan and EV/Adjusted EBITDA multiple of approximately 5.0, based on Golan’s forecasted Adjusted EBITDA for 2015 (NIS 204 million)3.

Ami Erel, the Company's Chairman of the Board, said: "In the last few years, Cellcom Group has repeatedly proven its ability to increase its service offerings, going from a cellular only operator to a full service communications group, with cellular, fixed line, internet and TV offerings, and succeeding despite the fierce competition.

The acquisition of Golan Telecom will allow us to add a low-cost brand to our portfolio, and I'm confident that Cellcom's management will be able to successfully combine Golan's operations as the Company's low cost brand. I thank the Company's controlling shareholders for their unrelented support and assistance in enhancing value for the Cellcom Group."

Nir Sztern, the Company's CEO said: "The acquisition of Golan Telecom is another important step in making Cellcom Israel a leading telecommunications group that brings high value at attractive prices to Israeli consumers. In the last year, we revolutionized the fixed line market by introducing a new TV service alongside highly attractive prices in triple play/packages and fixed line wholesale services.

We intend to maintain Golan Telecom as an independent company and can assure all Golan Telecom's customers that we will honor all of their present agreements. We look forward to welcoming all of Golan's employees to the Cellcom Group family.

Transaction Details

The main provisions of the Agreement include:

•	In consideration of 100% of Golan's shares, the Company shall pay Golan's shareholders the Purchase Price, subject to certain receivables and payables adjustments and adjustments due to specified material adverse events with respect to Golan that are specified in the agreement;

•	Up to NIS 400 million out of the Purchase Price shall be paid in the form of a mandatorily convertible 5 year note issued to the sellers by the Company. The note shall be repaid through the issuance of ordinary shares of the Company, with a value equal to the principal amount of the note (the number of shares to be computed based on the Company's average share trading price in the Tel Aviv Stock Exchange shortly after the Closing Date, minus a certain discount). The sellers may request conversion or assign the note at any time after the

1 Based on the first 8 months of 2015.

2 Purchase Price minus working capital adjustments and tax shield.

3 Adjusted EBITDA is defined as EBITDA excluding national roaming costs (which are payable to Cellcom and would be eliminated in consolidation following completion of our acquisition of Golan), based on the first 8 months of 2015.

second anniversary of the Closing Date. Until conversion, the note will entitle its holder to a fixed deferred amount equal to 3.5% of the principal per annum paid semi-annually and other customary adjustments. Upon conversion or maturity, the Company may elect, at its sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

•	Golan shall continue to purchase national roaming services from the Company, until the earlier of the Closing Date or the valid termination of the Agreement, including due to the lapse of 12 months from the Agreement date without closing (the "Expiration Date") and as of January 2016, shall increase its monthly payment to the Company to approximately NIS 21 million (the "Monthly Consideration"). Generally after the Expiration Date, Cellcom shall no longer receive national roaming revenues. As previously disclosed, Golan has been paying us less than it is required to pay under the national roaming services agreement. The parties agreed to extend the payment date for such difference, fixed at NIS 600 million, until the earlier of the valid termination of the Agreement or the lapse of 12 months from signing, if no closing is reached by then. The Company shall also be entitled to a NIS 100 million positive adjustment to its working capital.

•	The Agreements contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the Israeli Ministry of Communications and the Antitrust Commissioner, and absence of a material adverse change, as defined in the Agreement. The agreement can be terminated by either party if closing does not occur by the Expiration Date.

Before approving the transaction, our Board of Directors considered, among others, external opinions by external financial consultants regarding Golan's valuation and the Company's ability to fulfill its liabilities, including its liabilities towards its debentures holders and lenders, after the consummation of the Transaction and concluded that the Transaction is for the benefit of the Company and there is no reasonable concern that following the consummation of the Transaction the Company shall not be able to fulfill its liabilities, including towards its debenture holders and lenders.

The Company will publish a presentation describing Golan's key performance parameters and description of the contemplated transaction which shall be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA") today . A Copy of the presentations can be accessed through the enclosed link. https://www.cellcom.co.il/globalassets/pdf/Acquisition_of_Golan_presentation.pdf

The Company intends to finance the Purchase Price through a combination of equity and debt, which may include a rights offering. We currently expect that in addition to the NIS 400 million convertible note, we would issue approximately NIS 200 million of equity and the remainder from internal sources and a debt financing.

Selected Golan financial information

NIS million	2013	2014	1-6 2015
Revenues	221	395	243
Operating Profit	(150)	(38)	12
EBITDA*	(130)	(36)	37
Net Profit	(154)	21	2
Total liabilities**		513	696
Total assets**		324	509

*EBITDA - Operating income before depreciation, amortization and other expenses

**Total assets and liabilities figures as of 31.12.2014 and 30.6.2015 respectively. No figures available for 30.12.2013. Total liabilities exclude the previously reported national roaming difference accrued for the relevant periods.

Golan's financial and operational information included in this press release was prepared by Golan and provided to the Company as part of Golan's representations in the Agreement.  Golan's financial information included in this press release was prepared by Golan in accordance with Israeli GAAP. Israeli GAAP differs from IFRS, and the differences could be material. The Company has not reviewed this information and takes no responsibility for it.

There is no assurance that the Agreement shall be approved by the Israeli regulators, which the Company estimates to be challenging, nor as to the execution of such a sale. The Company can provide no assurances as to the impact of this sale of holdings in Golan on the competitive environment in the market.

This press release is not an offer of securities, and no securities may be offered or sold in the United States and Israel absent registration or an exemption from registration. Any public offering of securities by Cellcom to be made in the United States would only be made by means of a prospectus that may be obtained from Cellcom at the time of any such offering that will contain detailed information about the company and management, as well as financial statements. Any rights offering would be registered in the United States.

For details regarding the Company's announcement of its intention to review such possible transaction see the Company's current report on Form 6-K, dated August 27, 2015. For additional details regarding the Company's agreements with Golan Telecom Ltd. and the competitive environment in which we operate see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, or Company's 2014 annual report, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business –"We face intense competition in all aspects of our business" and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements", "Competition – Cellular" and "Government Regulation – Network Sharing" and "- Additional MNOs" and the Company's current report regarding the Company's results of operations in the second quarter of 2015, on form 6-K, dated August 13, 2015 under "Other Developments During the First Quarter of 2015 and Subsequent to the End of the Reporting Period – Network Sharing Agreements". For details of Golan's operating environment and risks related thereto see the Company's 2014 annual report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business" and "Item 4. Information on the Company – B. Business Overview –Competition" which includes, inter alia, general information describing the market in which both the Company and Golan operate.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the purchase of Golan Telecom, our financing plans in connection therewith and the anticipated impact that the acquisition will have on our company are subject to uncertainties and assumptions, including the risk factors contained in our Form 20-F as well as: the receipt of the regulators' approvals to a sale of Golan; market conditions and their effect on Golan's results of operation and the impact of such a sale on the market; capital market conditions, which could impact our financing plans. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.848 million subscribers (as at June 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

[GRAPHIC OMITTED]

FORWARD-LOOKING STATEMENTS

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of
1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as "may," "might," "will,"
"should," "expect," "plan," "anticipate," "believe," "estimate," "predict,"
"potential" or
"continue," the negative of these terms and other comparable terminology.
These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.
These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange
Commission, including under the caption "Risk Factors" in our Annual Report for the year ended December 31, 2014.

Said forward-looking statements, relating to the purchase of Golan Telecom, our financing plans in connection therewith and the anticipated impact that the acquisition will have on our company are subject to the following additional uncertainties and assumptions:  the receipt of the regulators' approvals to a sale of Golan; market conditions and their effect on Golan's results of operation and the impact of such a sale on the market; capital market conditions, which could impact our financing plans. The actual conditions the
Company may face could lead to materially different outcome than that set forth above.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

 2

Golan's financial and operational information included in this press release was prepared by Golan and provided to the Company as part of Golan's representations in the Agreement. Golan's financial information included in this press release was prepared by Golan in accordance with Israeli GAAP.
Israeli GAAP differs from IFRS, and the differences could be material. The
Company has not reviewed this information and takes no responsibility for it.

 This press release is not an offer of securities, and no securities may be offered or sold in the United States or Israel absent registration or an exemption from registration. Any public offering of securities by Cellcom to be made in the United States would only be made by means of a prospectus that may be obtained from Cellcom at the time of any such offering that will contain detailed information about the company and management, as well as financial statements. Any rights offering would be registered in the United States.

 3

Golan Telecom

Snapshot

* Entered the Market in May 2012

* Low Cost player with aggressive prices and basic service

(1)
* Apx. 900K subscribers (most of them private)

* 32% Annual churn rate (last 4 quarters)

* NIS 500 million revenues(2) * NIS 53 ARPU (H1 2015)

* (2)
 NIS 204 million EBITD

(1) As of November 2015
(2) calculated annually based on the first 8 month of 2015
(3) Adjusted EBITDA before national roaming costs calculated annually based on the first 8 month of 2015
  4

Transaction Summary

 * In November 2015,Cellcom entered an agreements to a share purchase transaction

                                                                (1)
 * Total transaction value is NIS1.17 billion representing NIS 1.0 billion EV of Golan Telecom

 * The transaction represents a multiple of 5.0x FY2015 Golan

 Telecom Adj. EBITDA(2)

 * Cellcom is currently expects to finance the transaction by:

          * Equity offering of NIS 200 million

          * Sellers' Convertible note of NIS 400 millions

          * Existing cash and new debt

   (1) NIS 0.16 billion working capital adjustments and tax shield

   (2) Adjusted EBITDA before national roaming costs calculated annually based on the first 8 month of 2015

For description of the main terms of the transaction see the Company's current report regarding the transaction on Form 6-K, dated
 05/11/2015.                                                          5

Highly Complementary  Combination

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(1) As of September 2015
(2) Adjusted EBITDA before national roaming costs calculated annually based on the first 8 month of 2015  6

 Telecom Transactions

 EBITDA Multiple

[GRAPHIC OMITTED]

Source: public figures 2013-2015

 Golan EV Range(1)

[GRAPHIC OMITTED]

(1) Based on external valuation
(2) Net of NIS 0.16 billion working capital adjustments and tax shield

 Value Creation

[GRAPHIC OMITTED]

(1) Cancellation cost NPV of network sharing agreement with Golan for a period of 10 years (WACC 9%).
In case the transaction is not approved by the regulators until the lapse of 12 months after signing, Golan will pay the Company the difference for national roaming services provided to Golan from July 2014 until December 31, 2015, in the sum of NIS 600 million

 Soft Synergies

[GRAPHIC OMITTED]

(1) Golan doesn't sell cell phones  10

 Contact us

Shlomi Fruhling

Chief Financial Officer

Elad Levy

Investor Relations Manager

E-mail: investors@Cellcom.co.il Tel : + 972 52 9989735 Fax: + 972 52 9989700

11

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	November 5, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary